NO ACT

P.E.
12/17/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 2, 2015

J. Eric Johnson
Locke Lord LLP
ejohnson@lockelord.com

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 2-2-15

Re: Marathon Oil Corporation
Incoming letter dated December 17, 2014

Dear Mr. Johnson:

This is in response to your letter dated December 17, 2014 concerning the shareholder proposal submitted to Marathon by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Marathon's intention to exclude the proposal from Marathon's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Marathon may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov



2800 JPMorgan Chase Tower, 600 Travis
Houston, TX 77002
Telephone: 713-226-1200
Fax: 713-223-3717
www.lockelord.com

J. Eric Johnson
Direct Telephone: 713-226-1249
Direct Fax: 713-229-2642
ejohnson@lockelord.com

December 17, 2014

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Marathon Oil Corporation
Shareholder Proposal of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (collectively, the "Systems") pursuant to Rule 14a-8 regarding proxy access

Ladies and Gentlemen:

We are writing on behalf of our client, Marathon Oil Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(9), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proponent's Proposal") submitted by the Systems (the "Proponent"). A copy of the Proponent's Proposal is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proponent's Proposal may be properly excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address noted above (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name, telephone number and email address both in this letter and the cover email accompanying this letter. We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intent to omit the Proponent's Proposal from the 2015 Proxy Materials.

The Proponent's Proposal

The Proponent's Proposal seeks a non-binding shareholder resolution to request that the Company's Board of Directors (the "Board") amend the Company's bylaws to implement proxy access for director nominations. Under the Proponent's Proposal, any shareholder or group of shareholders that collectively owns 3% or more of the Company's shares continuously for at least three years would be permitted to nominate candidates for election to the Board and the Company would be required to list such nominees with the Board's nominees in the Company's proxy materials. Under the Proponent's Proposal, such shareholder or shareholders would be permitted to nominate up to one quarter of the number of directors then serving. The full text of the Proponent's Proposal is set forth in Exhibit A.

Basis for Exclusion

We believe that the Proponent's Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proponent's Proposal directly conflicts with a Company proposal regarding proxy access for director nominations that the Board has determined to submit to shareholders at the Company's 2015 Annual Meeting (the "Company Proposal"). The Board will recommend to the Company's shareholders that they vote in favor of the Company Proposal.

The Company's Proposal

Under the Company Proposal, the Board is seeking shareholder approval of amendments to the Company's bylaws to permit any shareholder (but not a group of shareholders) owning 5% or more of the Company's common stock continuously for at least five years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy materials. Under the Company Proposal, such a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats. The specific text of the proposed Bylaw amendments implementing the Company Proposal will be included in the 2015 Proxy Materials.

Analysis

The Proponent's Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

The Company may exclude the Proponent's Proposal under Rule 14a-8(i)(9) because the Proponent's Proposal directly conflicts with the Company's Proposal to be submitted in the 2015 Proxy Materials. A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a shareholder proposal that seeks to address a similar right or matter as is covered by a company proposal even if the two proposals are different or conflicting (e.g., the ownership percentage threshold of the shareholder proposal is different from the ownership percentage threshold in the company proposal).

The Company Proposal seeks to address the same right as the Proponent's Proposal – the right of the Company's shareholders to nominate candidates for election to the Board and to include such nominees in the Company's proxy materials. The Company Proposal provides that a single shareholder (rather than a shareholder or group of shareholders, as set forth in the Proponent's Proposal) owning 5% or more of the Company's common stock continuously for five years (rather than 3% of the Company's common stock for three years, as set forth in the Proponent's Proposal) could nominate a candidate for election to the Board and include such nominee in the Company's proxy materials. Further, the Company Proposal provides that a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats (rather than up to one quarter of the Board, as set forth in the Proponent's Proposal). Because (i) the number of shareholders able to nominate a candidate, (ii) the required share ownership percentage, (iii) the required share holding period, and (iv) the number of directors that can be nominated cannot be set at different levels, the Proponent's Proposal conflicts with the Company Proposal. Submitting the Proponent's Proposal and the Company's Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders and create the potential for inconsistent and ambiguous results.

The Staff recently granted no-action relief under Rule 14a-8(i)(9) where a shareholder proposal regarding proxy access contained, among other things, an ownership percentage threshold and holding period threshold that differed from the thresholds in a company proposal regarding proxy access. The Staff granted relief because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for the shareholders and create the potential for inconsistent and ambiguous results. *See Whole Foods Market, Inc.* (December 1, 2014).

The Company believes that the nature of the matters in conflict between the Proponent's Proposal and the Company Proposal are identical to the matters in conflict in *Whole Foods* where no-action relief was granted to the company. The Company believes that the inclusion of each of the Proponent's Proposal and the Company Proposal in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results.

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proponent's Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

In the event the Staff disagrees with any conclusion expressed herein, or should need any additional supporting information or further explanation of the Company's position regarding exclusion of the Proponent's Proposal, please contact the undersigned at 713-226-1249.

Regards,

Locke Lord LLP



J. Eric Johnson

Enclosure

cc: Elisa D. Watts (Marathon Oil Corporation)
Michael Garland (Office of the Comptroller of the City of New York)

Exhibit A

Proponent's Proposal

See attached.



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

RECEIVED
OCT 22 2014
S.J. KERRIGAN

October 20, 2014

Ms. Sylvia J. Kerrigan
Secretary
Marathon Oil Corporation
5555 San Felipe Street,
Houston, TX 77056

Dear Ms. Kerrigan:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Marathon Oil Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of Marathon Oil Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Marathon Oil Corporation **Cusip #: 565849106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 692,557 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Marathon Oil Corporation **Cusip #: 565849106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 666,093 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Marathon Oil Corporation **Cusip #: 565849106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 163,681 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Marathon Oil Corporation **Cusip #: 565849106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 38,283 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Marathon Oil Corporation **Cusip #: 565849106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System	3,800 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: MARATHON OIL CORP

Cusip: 565849106

Shares: 558,349

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: MARATHON OIL CORP

Cusip: 565849106

Shares: 588,785

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile. (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: MARATHON OIL CORP

Cusip: 565849106

Shares: 146,816

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President


STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: MARATHON OIL CORP

Cusip: 565849106

Shares: 34,283

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: MARATHON OIL CORP

Cusip: 565849106

Shares: 42,567

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President